                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                              Coventry Corporation
                              --------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    222853103
                                    ---------
                      (CUSIP Number of Class of Securities)

                               Patrick T. Hackett
                         E.M. Warburg Pincus & Co., LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
                  -------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                                Steven J. Gartner
                            Willkie Farr & Gallagher
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 821-8000

                                November 14, 1997
                 -----------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                               SEC 1746  (12-91)

                                  SCHEDULE 13D



---------------------
CUSIP No.   222853103
---------------------


---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Warburg, Pincus Ventures, L.P.                             I.D. #13-3784037
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                      (b) [X]

---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

     ---------------------------------------------------------------------------
----
 4   SOURCE OF FUNDS*

     WC
---- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDING IS REQUIRED  PURSUANT TO ITEMS
     2(d) or 2(e)                                                     [ ]
-------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                         0
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             0
  OWNED BY
    EACH
  REPORTING
 PERSON WITH


               --------- -------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                         0
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         6,077,647
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     6,077,647
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.4%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



-------------------------
CUSIP No.       222853103
-------------------------


---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Warburg, Pincus & Co.                                      I.D. #13-6358475
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [ ]
                                                                     (b)  [X]

---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     N/A
---- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDING IS REQUIRED  PURSUANT TO ITEMS
     2(d) or 2(e)                                                     [ ]

---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
-------------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         0
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             0
  OWNED BY
    EACH
  REPORTING
 PERSON WITH


               --------- -------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                         0
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         6,077,647
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     6,077,647
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.4%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
---- ---------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



-----------------------
CUSIP No.     222853103
-----------------------


---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     E.M. Warburg, Pincus & Co., LLC                           I.D. #13-3536050
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [ ]
                                                                     (b)  [X]

---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     N/A
---- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDING IS REQUIRED  PURSUANT TO ITEMS
     2(d) or 2(e)                                                     [ ]

---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
-------------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         0
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             0
  OWNED BY
    EACH
  REPORTING
 PERSON WITH


               --------- -------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                         0
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         6,077,647
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     6,077,647
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.4%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
---- ---------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



-----------------------
CUSIP No.    222853103
-----------------------


---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Patrick T. Hackett
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [X]

---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     N/A
---- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDING IS REQUIRED  PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [ ]

---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
-------------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         5,000
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             6,077,647
  OWNED BY
    EACH
  REPORTING
 PERSON WITH


               --------- -------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                         5,000
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         0
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     6,082,647
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.5%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



----------------------
CUSIP No.    222853103
----------------------


---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Joel Ackerman
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [X]

---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     N/A
---- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDING IS REQUIRED  PURSUANT TO ITEMS
     2(d) or 2(e)                                                     [ ]

---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
-------------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         0
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             6,077,647
  OWNED BY
    EACH
  REPORTING
 PERSON WITH


               --------- -------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                         0
               --------- ------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         0
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     6,077,647
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.4%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
---- ---------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



----------------------
CUSIP No.    222853103
----------------------


---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jonathan S. Leff
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [X]

---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     N/A
---- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDING IS REQUIRED  PURSUANT TO ITEMS
     2(d) or 2(e)                                                     [ ]

---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
-------------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         0
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             6,077,647
  OWNED BY
    EACH
  REPORTING
 PERSON WITH


               --------- -------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                         0
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         0
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     6,077,647
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.4%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 2 amends the Schedule 13D filed on May 19, 1997 (as amended, the "Schedule 13D") on behalf of Warburg, Pincus Ventures, L.P., a Delaware limited partnership ("Ventures"), Warburg, Pincus & Co., a New York general partnership ("WP"), E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW"), and Patrick T. Hackett, Joel Ackerman and Jonathan S. Leff (the "Trustees"), as trustees under a Voting Trust Agreement, dated April 15, 1997 (as supplemented as of November 12, 1997, the "Voting Trust"), relating to the common stock, par value $0.01 per share (the "Common Stock"), of Coventry Corporation, a Tennessee corporation (the "Company"). The supplement to the Voting Trust Agreement is being filed herewith as Exhibit 4 to the Schedule 13D.

     This Amendment No. 2 relates to the recent open market purchases by Ventures of Common Stock, which shares are subject to the Voting Trust.

     Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

     ITEM 3
     ------

     Item 3 of the Schedule 13D is hereby amended by adding the following to the end of such item: "The total amount of funds required by Ventures to purchase certain additional shares of Common Stock recently purchased on the open market was $5,563,126, and was furnished from the working capital of Ventures. Such recent purchases are reflected on Schedule II hereto."

     ITEM 4
     ------

     The sixteenth paragraph of Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     "None of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I hereto, has any plans or proposals which relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (c) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (d) any material change in the present capitalization or dividend policy of the Company; (e) any other material change in the Company's business or corporate structure; (f) changes in the Company's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (g) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) for the Exchange Act; or (i) any action similar to any of those enumerated above."

     ITEM 5
     ------

     The first paragraph of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     "(a) As of November 18, 1997, Ventures beneficially owned 6,077,647 shares of Common Stock, subject to adjustment. Since November 6, 1997, and until the date hereof, Ventures has purchased on the open market a total of 360,000 shares of Common Stock, at an average price per share of $15.3822. By reason of their respective relationships with Ventures, each of the Reporting Entities may be deemed under Rule 13d-3 under the Exchange Act to own beneficially all of the shares of Common Stock which Ventures beneficially owns. As of November 6, 1997, 6,077,647 shares of Common Stock represented approximately 15.4% of the outstanding shares of Common Stock, based on the number of shares of Common Stock outstanding as of such date as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997."

     The second paragraph of Item 5(b) of the Schedule 13D is hereby deleted in its entirety.

     ITEM 7
     ------

     Item 7 of the Schedule 13D is hereby amended by adding the following to the end of such item: "4. Supplement, dated as of November 12, 1997, to the Voting Trust Agreement, dated as of April 15, 1997, by and among Venture and the Trustees named therein."

     SCHEDULES
     ---------

     Schedule I and II are hereby amended and restated in their entirety in the form attached hereto.

                                   SIGNATURES


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated: November 18, 1997                    WARBURG, PINCUS VENTURES, L.P.

                                            By:  Warburg, Pincus & Co.,
                                                 General Partner



                                            By:  /s/ Stephen Distler
                                                 -------------------
                                                 Partner



Dated: November 18, 1997                    WARBURG, PINCUS & CO.



                                             By:  /s/ Stephen Distler
                                                 ---------------------
                                                 Partner



Dated: November 18, 1997                    E.M. WARBURG, PINCUS & CO., LLC



                                            By:  /s/ Stephen Distler
                                                ----------------------
                                                 Member

Dated: November 18, 1997                    By:  /s/ Patrick T. Hackett
                                                 ----------------------
                                                 Trustee


Dated: November 18, 1997                    By:  /s/ Joel Ackerman
                                                 -----------------
                                                 Trustee


Dated: November 18, 1997                    By:  /s/ Jonathan S. Leff
                                                 --------------------
                                                 Trustee

                                   SCHEDULE I

     Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and each of the members of E.M. Warburg, Pincus & Co., LLC ("EMW"). Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.



                             General Partners of WP
                             ----------------------



                                    Present Principal Occupation
Name                                in Addition to Position with WP
----                                -------------------------------

Susan Black                         Managing Director and Member, EMW
Christopher W. Brody                Managing Director and Member, EMW
Harold Brown                        Senior Managing Director and  Member, EMW
Errol M. Cook                       Managing Director and Member, EMW
W. Bowman Cutter                    Managing Director and Member, EMW
Elizabeth B. Dater                  Managing Director and Member, EMW
Stephen Distler                     Managing Director, Member and Treasurer, EMW
Harold W. Ehrlich                   Managing Director and Member, EMW
Louis G. Elson                      Managing Director and Member, EMW
John L. Furth                       Vice Chairman of the Board and Member, EMW
Stewart K.P. Gross                  Managing Director and Member, EMW

Patrick T. Hackett                  Managing Director and Member, EMW
Jeffrey A. Harris                   Managing Director and Member, EMW
Robert S. Hillas                    Managing Director and Member, EMW
A. Michael Hoffman                  Managing Director and Member, EMW
William H. Janeway                  Managing Director and Member, EMW
Douglas M. Karp                     Managing Director and Member, EMW
Charles R. Kaye                     Managing Director and Member, EMW
Henry Kressel                       Managing Director and Member, EMW
Joseph P. Landy                     Managing Director and Member, EMW
Sidney Lapidus                      Managing Director and Member, EMW
Kewsong Lee                         Managing Director and Member, EMW
Reuben S. Leibowitz                 Managing Director and Member, EMW
Brady T. Lipp                       Managing Director and Member, EMW
Stephen J. Lurito                   Managing Director and Member, EMW
Spencer S. Marsh III                Managing Director and Member, EMW
Lynn S. Martin                      Managing Director and Member, EMW
Edward J. McKinley                  Managing Director and Member, EMW
Rodman W. Moorhead III              Senior Managing Director and Member, EMW

Howard H. Newman                    Managing Director and Member, EMW
Gary D. Nusbaum                     Managing Director and Member, EMW
Anthony G. Orphanos                 Managing Director and Member, EMW
Dalip Pathak                        Managing Director and Member, EMW
Daphne D. Philipson                 Managing Director and Member, EMW
Lionel I. Pincus                    Chairman  of the Board,  CEO, and Managing
                                    Member,  EMW; and Managing Partner, Pincus
                                    & Co.
Eugene L. Podsiadlo                 Managing Director and Member, EMW
Ernest H. Pomerantz                 Managing Director and Member, EMW
Brian S. Posner                     Managing Director and Member, EMW
Arnold M. Reichman                  Managing Director and Member, EMW
Roger Reinlieb                      Managing Director and Member, EMW
John D. Santoleri                   Managing Director and Member, EMW
Steven G. Schneider                 Managing Director and Member, EMW
Sheila N. Scott                     Managing Director and Member, EMW
Peter Stalker III                   Managing Director and Member, EMW
David A. Tanner                     Managing Director and Member, EMW
James E. Thomas                     Managing Director and Member, EMW
John L. Vogelstein                  Vice Chairman of the Board and Member, EMW

Elizabeth H. Weatherman             Managing Director and Member, EMW
George U. Wyper                     Managing Director and Member, EMW
Pincus & Co.*
NL & Co.**


* Pincus & Co. is a New York limited partnership whose primary activity is ownership interest in WP and EMW.

** NL & Co. is a New York limited partnership whose primary activity is ownership interest in WP.

                                 Members of EMW
                                 --------------



                                                  Present Principal Occupation
                                                  in Addition to
Name                                              Position with EMW LLC
----                                              ---------------------

Susan Black                                       Partner, WP
Christopher W. Brody                              Partner, WP
Harold Brown                                      Partner, WP
Dale C. Christensen (1)
Errol M. Cook                                     Partner, WP
W. Bowman Cutter                                  Partner, WP
Elizabeth B. Dater                                Partner, WP
Stephen Distler                                   Partner, WP
P. Nicholas Edwards (2)
Harold W. Ehrlich                                 Partner, WP
Louis G. Elson                                    Partner, WP
John L. Furth                                     Partner, WP
Stewart K.P. Gross                                Partner, WP
Patrick T. Hackett                                Partner, WP
Jeffrey A. Harris                                 Partner, WP
Robert S. Hillas                                  Partner, WP
A. Michael Hoffman                                Partner, WP
William H. Janeway                                Partner, WP
Douglas M. Karp                                   Partner, WP
Charles R. Kaye                                   Partner, WP

--------
(1)      Citizen of Canada

(2)      Citizen of United Kingdom

Richard H. King (2)
Henry Kressel                                     Partner, WP
Joseph P. Landy                                   Partner, WP
Sidney Lapidus                                    Partner, WP
Kewsong Lee                                       Partner, WP
Reuben S. Leibowitz                               Partner, WP
Brady T. Lipp                                     Partner, WP
Stephen J. Lurito                                 Partner, WP
Spencer S. Marsh III                              Partner, WP
Lynn S. Martin                                    Partner, WP
Edward J. McKinley                                Partner, WP
Rodman W. Moorhead III                            Partner, WP
Howard H. Newman                                  Partner, WP
Gary D. Nusbaum                                   Partner, WP
Anthony G. Orphanos                               Partner, WP
Dalip Pathak                                      Partner, WP
Philip C. Percival (2)
Daphne D. Philipson                               Partner, WP
Lionel I. Pincus                                  Managing Partner, WP;
                                                  and Managing Partner,
                                                  Pincus & Co.
Eugene L. Podsiadlo                               Partner, WP
Ernest H. Pomerantz                               Partner, WP
Brian S. Posner                                   Partner, WP
Arnold M. Reichman                                Partner, WP
Roger Reinlieb                                    Partner, WP
John D. Santoleri                                 Partner, WP
Steven G. Schneider                               Partner, WP
Sheila N. Scott                                   Partner, WP
--------

(2)      Citizen of United Kingdom

Dominic H. Shorthouse (2)
Peter Stalker III                                 Partner, WP
Chang Q. Sun (3)
David A. Tanner                                   Partner, WP
James E. Thomas                                   Partner, WP
John L. Vogelstein                                Partner, WP
Elizabeth H. Weathermen                           Partner, WP
George U. Wyper                                   Partner, WP
Pincus & Co.*


* Pincus & Co. is a New York limited partnership whose primary activity is ownership interest in WP and EMW.


--------

(2)      Citizen of United Kingdom

(3)      Citizen of People's Republic of China

                                   Schedule II

                        Recent Purchases and Sales of the
                    Voting Securities of Coventry Corporation



Name of
Purchaser                     Number of Shares                       Unit Price            Date of Trade
---------                     ----------------                       ----------            -------------

Ventures                      Purchased:  25,000                      15.2500              11/6/97
Ventures                      Purchased:  85,000                      15.5037              11/7/97
Ventures                      Purchased:  60,000                      15.7865              11/10/97
Ventures                      Purchased:  60,000                      15.5312              11/11/97
Ventures                      Purchased:  20,000                      14.5625              11/12/97
Ventures                      Purchased:  45,000                      15.1250              11/13/97
Ventures                      Purchased:  45,000                      15.4861              11/14/97
Ventures                      Purchased:  20,000                      15.8125              11/17/97
